FEDERAL DEPOSIT INSURANCE CORPORATION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13D - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 10)*
ParkerVision, Inc.
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
701354102
(CUSIP Number)
December 31, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gem Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

492,387

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

492,387

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,387

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.6%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Flat Rock Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

4,899

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

4,899

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,899

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.04%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gem Investment Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

492,387

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

492,387

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,387

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.76%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel M. Lewis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

497,286

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

497,286

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

497,286

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%

12.	TYPE OF REPORTING PERSON

IN, HC

This Amendment is filed with respect to the shares of common stock, $.01 par value (the "Common Stock") of ParkerVision, Inc. ("Issuer") beneficially owned by the Reporting Persons identified below as of December 31, 2016 and amends and supplements the Schedule 13G filed on February 17, 2015, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.
The names of the persons filing this statement on this Schedule 13G (collectively, the "Reporting Persons") are Gem Partners, LP ("Gem Partners"), Flat Rock Partners LP ("Flat Rock"), Gem Investment Advisors, LLC ("Advisors") and Daniel M. Lewis.  Advisors is the general partner of Gem Partners and Flat Rock.  Mr. Lewis is the managing member of Advisors.  Gem Partners, Flat Rock, Advisors and Mr. Lewis expressly disclaim constituting a group for purposes of Section 13(d) of the Act with respect to the shares of Common Stock owned by Mr. Lewis personally.
Item 4.	Ownership.
(a) Amount beneficially owned:

(i) Gem Partners individually beneficially owns 492,387 shares of Common Stock.

(ii) Flat Rock individually beneficially owns 4,899 shares of Common Stock.

(iii) Advisors, as the general partner of Gem Partners and Flat Rock, beneficially owns the 492,387 shares of Common Stock beneficially owned by them.

(iv) Mr. Lewis, as the controlling person of Advisors, is deemed to beneficially own the shares of Common Stock held by Gem Partners and Flat Rock, for a total of 497,286 shares of Common Stock.

(v) Collectively, the Reporting Persons beneficially own 497,286 shares of Common Stock.

(b)                  Percent of Class:

(i) Gem Partners' individual beneficial ownership of shares of Common Stock represents 3.76% of all of the outstanding shares of Common Stock.

(ii) Flat Rock's individual beneficial ownership of shares of Common Stock represents 0.04% of all of the outstanding shares of Common Stock.

(iii) Advisors' beneficial ownership of shares of Common Stock represents 3.76% of all of the outstanding shares of Common Stock.

(iv) Mr. Lewis's beneficial ownership of shares of Common Stock represents 3.8% of all of the outstanding shares of Common Stock.

(v) Collectively, the Reporting Persons' beneficial ownership of shares of Common Stock represents 3.8% of all of the outstanding shares of Common Stock.

(c)                     Number of shares as to which such person has:

                                  (i)   Sole power to vote or to direct the vote of Common Stock:

                                         See Cover Pages Items 5-9.

                                  (ii)  Shared power to vote or to direct the vote of Common Stock:

                                         See Cover Pages Items 5-9.

                                  (iii) Sole power to dispose or to direct the disposition of Common Stock:

                                         See Cover Pages Items 5-9.

                                  (iv) Shared power to dispose or to direct the disposition of Common Stock:

                                         See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 14, 2017
GEM PARTNERS, LP
By: Gem Investment Advisors, LLC, as General Partner

By:	/s/ Daniel M. Lewis
Daniel M. Lewis,
Managing Member

FLAT ROCK PARTNERS LP
By: Gem Investment Advisors, LLC, as General Partner

By:	/s/ Daniel M. Lewis
Daniel M. Lewis,
Managing Member

GEM INVESTMENT ADVISORS, LLC

By:	/s/ Daniel M. Lewis
Daniel M. Lewis,
Managing Member

/s/Daniel M. Lewis Daniel M. Lewis